

Mail Stop 4561

January 29, 2016

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065

> **Re: Monster Digital, Inc. (f/k/a Tandon Digital, Inc.)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2016**
> **File No. 333-207938**

Dear Mr. Clarke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments relate to our December 30, 2015 letter.

Risk Factors, page 12

1. We note your disclosure on page 69 that Mr. Clarke also serves as the CEO of GSB Holdings, Inc. Disclose in an appropriate location of the prospectus the amount of time Mr. Clarke expects to devote to your business. Further, tell us what consideration you gave to disclosing the risks resulting from Mr. Clarke serving concurrently as the CEO for both entities. For example, discuss the risks pertaining to allocation of time and/or conflicts of interest.

2. Your chief executive and financial officers were appointed to these positions in December and September 2015, respectively. Additionally, three of your vice presidents, Neal Bobrick, Marc S. Matejka, and Vivek Tandon, were appointed to those positions during

2015. Tell us what consideration you gave to including a separately captioned risk factor alerting investors to any material risks resulting from having a management team that was only recently appointed to their current roles.

3.   We note your disclosure on page 88 stating that if you fail to maintain the effectiveness of the registration statement and current prospectus relating to the common stock issuable upon exercise of the Unit Warrants, the holders of the warrants shall have the right to exercise the Unit Warrants solely via a cashless exercise feature provided for in the Unit Warrants, until such time as there is an effective registration statement and current prospectus. Tell us what consideration you gave to identifying and discussing this risk in a separately captioned risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

4.   We note from your disclosures on page 52 that you currently anticipate that your company will need minimum funding of approximately $11.0 million to conduct your proposed operations in 2016. Please provide us with an analysis demonstrating how you determined the minimum amount of funding you will require to conduct your proposed operations for the next 12 months. Your analysis should include how you plan to satisfy your current liabilities as well as fund your current operations in 2016. It appears risk factor disclosure may be warranted.

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2015, page F-22

5.   We note your response to prior comment 4. Clarify the terms and conditions associated with customer refunds. Please explain how you accounted for this product return as of December 31, 2014 and describe why the balance was reclassified as a refund. In this regard, clarify whether the refund represents payments received by you from this customer. Indicate whether the underlying revenue has been reversed. Tell us the relative periods in which a product may be returned. Explain how you determined that returns can be reasonably estimated. Describe in detail how you considered the criteria in ASC 605-15-25-1(f) and 605-15-25-3 and 4. In addition, clarify why the refund is being added to cash flows from operations if the returns were recorded in the prior periods.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff

David H. Clarke
Monster Digital, Inc.
January 29, 2016
Page 3

Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Thomas Poletti, Esq.
        Manatt, Phelps & Phillips LLP